--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998


A. Full title of the plan and the address of the plan, if different from that of the issuer below:


                           COMPAQ COMPUTER CORPORATION
                                 INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           COMPAQ COMPUTER CORPORATION


                       20555 SH 249, Houston, Texas 77070
                                 (281) 370-0670

--------------------------------------------------------------------------------

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
INDEX  TO  FINANCIAL  STATEMENTS,  ADDITIONAL  INFORMATION  AND  EXHIBITS
-------------------------------------------------------------------------

The following plan financial statements, schedules and reports have been prepared in accordance with the financial reporting requirements of ERISA.

                                                           PAGE
Report of Independent Accountants. . . . . . . . . . . .       3
Financial Statements:
  Statement of Net Assets Available for Benefits at
    December 31, 1998 and 1997 . . . . . . . . . . . . .       4
  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 1998. . . .       5
  Notes to Financial Statements. . . . . . . . . . . . .  6 - 13
Additional Information:*
  Item 27a - Schedule of Plan Assets Held for Investment
    Purposes at December 31, 1998. . . . . . . . . . . .      14
  Item 27d - Schedule of Reportable Transactions for the
    Year Ended December 31, 1998 . . . . . . . . . . . .      15
Exhibits:
  (1)  Consent of Independent Accountants. . . . . . . .      17

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative Committee of the Compaq Computer Corporation Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Compaq Computer Corporation Investment Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan assets held for investment purposes at December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS  LLP
-------------------------------
PRICEWATERHOUSE COOPERS LLP

Houston,  Texas
June  21,  1999

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

                                                 1998           1997
Investments, at fair value (Notes 2 and 7)  $1,777,377,335  $863,571,747
Loans to participants. . . . . . . . . . .      53,743,624    34,431,947
Receivables:
  Employer contribution. . . . . . . . . .          33,828             -
  Participant contribution . . . . . . . .          51,189             -
                                            --------------  ------------

Net assets available for plan benefits . .  $1,831,205,976  $898,003,694
                                            ==============  ============

    The accompanying notes are an integral part of these financial statements

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
STATEMENT  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEAR  ENDED  DECEMBER  31,  1998
--------------------------------------------------------------------------------

Additions to net assets attributed to:
  Employee contributions. . . . . . . . . . . . . . . . .  $   56,263,461
  Employer contributions, less forfeitures of $2,810,007.      35,250,844
  Rollover contributions. . . . . . . . . . . . . . . . .      11,897,985
  Interest on participant loans . . . . . . . . . . . . .       3,413,568
  Investment income . . . . . . . . . . . . . . . . . . .      12,357,184
  Net appreciation in fair market value of investments. .     335,810,640
  Asset transfers in (Note 1) . . . . . . . . . . . . . .     534,042,210
                                                           --------------
                                                              989,035,892
                                                           --------------
Deductions from net assets attributed to:
  Benefits paid to participants . . . . . . . . . . . . .      55,154,440
  Administrative expenses . . . . . . . . . . . . . . . .         679,170
                                                           --------------
                                                               55,833,610
                                                           --------------
Net increase. . . . . . . . . . . . . . . . . . . . . . .     933,202,282
Net assets available for plan benefits:
  Beginning of year . . . . . . . . . . . . . . . . . . .     898,003,694
                                                           --------------

  End of year . . . . . . . . . . . . . . . . . . . . . .  $1,831,205,976
                                                           --------------

    The accompanying notes are an integral part of these financial statements

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

1.     DESCRIPTION  OF  THE  PLAN  AND  SIGNIFICANT  ACCOUNTING  POLICIES

Compaq Computer Corporation (the Company) initially adopted the Compaq Computer Corporation Savings Plan effective April 1, 1985, to establish a savings and investment plan for the benefit of the Company's employees and their beneficiaries. The Compaq Computer Corporation Savings Plan was renamed the Compaq Computer Corporation Investment Plan (the Plan) effective January 1, 1986, pursuant to a Plan amendment on October 28, 1986. Effective December 31, 1998, the Tandem Computers Incorporated 401(k) Investment Plan and the Microcom, Inc. Employees' 401(k) Plan were merged with and into the Plan and their assets transferred to the trust accompanying the Plan. There were no other material changes in the Plan as a result of amendments in 1998.

The following description of the Plan provides only general information. Eligible employees may refer to the official Investment Plan document, as amended, for a more complete description of the Plan's provisions. Capitalized terms used and not otherwise defined herein are as defined in the Plan document.

BASIS  OF  ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT  VALUATION  AND  INCOME  RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.

PARTICIPATION

The Plan is a voluntary defined contribution plan. Employees are eligible to participate at the beginning of any month after completing six months of service with the Company. Participants may contribute to the Plan, through salary reduction, an amount between 1% and 14% of Base Compensation. Participants may change their (i) contribution percentage at the beginning of any month, (ii) allocation of contributions to the funds (in 1% increments) on a daily basis, and (iii) allocation of investment balances in the Company's Common Stock Fund and the mutual funds on a daily basis. All participating employees of the Company are required to adhere to the Company's policy regarding insider trading, and executive officers are required to adhere to rules issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended. Each Participant's annual salary reduction contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($10,000 in 1998).

CONTRIBUTIONS

The Company is required to make monthly matching contributions to the Plan in an amount equal to the respective Participant's salary reduction contribution, subject to a maximum of 6% of the Participant's Base Compensation up to a maximum of $160,000. The Company may also make, at its discretion, additional matching contributions at the end of the plan year out of current or accumulated earnings. At its discretion, the Company may make additional company contributions to the accounts of certain participants to the extent necessary to meet tests imposed by the Internal Revenue Code (Code).

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

INVESTMENT  OPTIONS

Participants are permitted to direct the investment of all company matching contribution and participant salary reduction contributions into any of the following eight funds:

- Warburg Pincus Institutional International Equity Fund, a fund that seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the United States.

- Vanguard Explorer Fund, a fund that seeks to provide long-term capital appreciation by investing in the common stocks of relatively small, unseasoned or embryonic companies.

- Vanguard Money Market Prime Portfolio Fund, a money market fund, seeks maximum current income consistent with the preservation of capital and liquidity.

- Vanguard Short-Term Corporate Bond Fund seeks to provide the highest level of current income consistent with the conservation of capital and the investment policy of the fund.

- Vanguard Index 500 Portfolio Fund, a stock market index fund that attempts to replicate the investments and returns of the U.S. equity market, as represented by the Standard & Poor's 500 Index.

- Vanguard Primecap Fund, a fund that invests primarily in dividend-paying common stocks selected on the basis of greater-than-average earnings growth potential, consistency of earnings growth, and quality of management.

- Vanguard Equity Income Funds seeks to provide a stable, high level of dividend income and long-term growth of income and capital.

- The Compaq Stock Fund, a fund that is comprised of common stock of the Company.

Participants from the Tandem Computers Incorporated 401(k) Investment Plan or the Microcom, Inc. Employees' 401(k) Plan may also have contributions in one of the following two funds, both of which are closed to new investments:

- Tandem Income Fund, a fund that invests in the American Express (AMEX) Income Fund which is a common/collective trust account that invests in both money market investments and guaranteed investment contracts (GICs). Withdrawals from AMEX Income Fund may be recorded without penalty prior to the maturity of the GICs within the fund. The GICs represent deposits made with insurance companies and financial institutions with guaranteed rates of return ranging from 5.56% to 8.27%. They mature on various dates through May 6, 2003.

- Microcom Stable Value Fund, a fund that invests in the Bankers Trust Pyramid Guaranteed Investment Contracts (GIC) Fund, a collective investment fund, which invests in guaranteed investment contracts issued by banks, insurance companies and other financial institutions, domestic and foreign. Investments in this fund earn interest at a rate determined by Bankers Trust.

PARTICIPANTS'  ACCOUNTS

Each participant's account is credited with his or her elective deferral contribution, the Company's matching contribution, any rollover contribution and an allocation of plan earnings or losses. Allocations of plan earnings or losses are based upon the earnings or losses of the fund or funds in which a participant has directed the investments of his or her account balances, on a pro rata basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balances net of any outstanding loans against those vested amounts.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

VESTING

Participants are immediately vested in their elective deferral contributions and rollover contribution, and any net earnings thereon. Within the participant's first five years of service with the Company, each year's matching contributions vest one-third on December 31 of the year of contribution, one-third on December 31 of the first succeeding year and one-third on December 31 of the second succeeding year. All company matching contributions become 100% vested after a participant has attained five years of service with the Company. The Plan provides for full vesting in the respective company matching contributions for participants who attain the age of 65, die while employed by the Company, terminate employment on or after age 55 or terminate employment due to total and permanent disability.

LOANS

Participants may borrow up to 50% of the current value of their vested account balances, including any earnings or losses. The minimum amount that may be borrowed is $1,000 ($100 for a loan for certain hardship purposes) and the maximum is $50,000 less the highest outstanding principal balance of any loan outstanding within the past twelve months. Loan terms range up to five years for a general purpose loan or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of one percent above the prime rate for the term of the loan. A participant may originate three loans within a calendar year and can have no more than three loans outstanding at any given time. The carrying value of participant loans approximates fair value.

FORFEITURES

Forfeitures of terminated participants' nonvested accounts serve to reduce subsequent company contributions and to pay reasonable administrative expenses. Forfeitures aggregated $3,378,694 (exclusive of subsequent earnings) of which $2,810,007 was utilized to reduce company contributions for the year ended December 31, 1998. An additional $644,873 was utilized to pay administrative expenses.

ADMINISTRATION

Vanguard Fiduciary Trust Company (VFTC) is trustee for the administration of the Plan assets. Expenses incidental to the administration of the Plan and Trust are paid by the trust, unless paid by the Company. Administration expenses totaled $679,170 during 1998, of which $644,873 were paid by the Trust out of forfeitures and $34,297 were charged against earnings in the Warburg Pincus Institutional International Equity Fund.

PAYMENT  OF  BENEFITS

Participants or their designated beneficiaries are entitled to receive a lump-sum distribution of all vested amounts net of any outstanding loans against those vested amounts in the event of termination of service or death. In addition, a participant who has reached the age of 59 1/2 may make withdrawals of his vested amounts while employed by the Company.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates. Management believes the estimates are reasonable.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

2.     INVESTMENTS

The number of shares and net asset values or quoted market price for each fund are as follows:

                                                                     NET ASSET
                                                                       VALUE/
                                                         NUMBER OF     MARKET
                                                          SHARES       PRICE
Warburg Pincus Institutional International Equity Fund    3,784,541  $    15.25
Vanguard Explorer Fund . . . . . . . . . . . . . . . .      413,135       56.71
Vanguard Money Market Prime Portfolio Fund . . . . . .  106,675,174        1.00
Vanguard Short-Term Corporate Bond Fund. . . . . . . .    4,692,245       10.84
Vanguard Index 500 Portfolio Fund. . . . . . . . . . .    2,120,923      113.95
Vanguard Primecap Fund . . . . . . . . . . . . . . . .    3,271,332       47.66
Vanguard Equity Income Fund. . . . . . . . . . . . . .    7,382,940       24.73
Compaq Stock Fund. . . . . . . . . . . . . . . . . . .   21,251,965       41.94
Microcom Stable Value Fund . . . . . . . . . . . . . .    1,646,715        1.00
Tandem Income Fund . . . . . . . . . . . . . . . . . .   65,623,149        1.00

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation on such investments. Net realized gains determined based on the current value method related to sales of the Company's stock and related to the sales of mutual fund investments for year ended December 31, 1998 are $19,549,672 and $2,543,067 respectively. Proceeds and costs related to sales of the Company's stock and related to the sales of mutual fund investments for the year ended December 31, 1998 are $212,125,892 and $192,576,220 and $200,464,579 and $197,921,512
respectively.

The Compaq share price reflects a two-for-one stock split in January 1998 and a five-for-two stock split in July 1997.

3.     PLAN  TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will be credited with a 100% vested interest in their respective company matching contributions and net earnings thereon.

4.     FEDERAL  INCOME  TAX  STATUS

Management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore the related trust is exempt from taxation under Code Section 501(a). In connection with certain amendments to the Plan, the Internal Revenue Service granted a favorable letter of determination to the Plan in January 1995.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

5.     RELATED  PARTY  TRANSACTIONS

The Plan invests in shares of mutual funds managed by Vanguard Group, Inc., an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.     SUBSEQUENT  EVENTS

The  following  plan  design  changes  were  approved  by  the  Investment  Plan
Administrative  Committee  and  became  effective  as  of  January  1,  1999:

- Employees are eligible to participate in the plan (and receive the employer match) at their date of hire.

-     The  maximum  deferred  rate  for  participants increased from 14% to 19%.

- Compensation level utilized in calculating matching contributions includes base pay, scheduled overtime, and commissions earned by the employees.

- Participants will vest in employer contributions at a rate of 20% a year with 100% vesting after five years.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

7.     NET  ASSETS  AVAILABLE  FOR  BENEFITS  BY  INVESTMENT  FUND

                                                          DECEMBER 31, 1998
                                                          -----------------

                     WARBURG
                      PINCUS                       VANGUARD       VANGUARD
                  INSTITUTIONAL    VANGUARD      MONEY MARKET    SHORT-TERM       VANGUARD        VANGUARD      VANGUARD
                  INTERNATIONAL    EXPLORER         PRIME         CORPORATE      INDEX 500        PRIMECAP       EQUITY
                   EQUITY FUND       FUND      PORTFOLIO FUND*    BOND FUND   PORTFOLIO FUND*      FUND*      INCOME FUND*
Investments, at
  fair value . .  $   57,714,251  $23,428,891  $    106,675,174  $50,863,930  $    241,679,193  $155,911,663  $ 182,580,102
Loans to
  participants
Receivables:
  Employer
    contribution           3,018                          2,836           59            13,483            60         14,372
  Participant
    contribution           4,728                          5,033          225            19,615           145         21,443
                  --------------  -----------  ----------------  -----------  ----------------  ------------  -------------

Net assets
  available for
  plan benefits.  $   57,721,997  $23,428,891  $    106,683,043  $50,864,214  $    241,712,291  $155,911,868  $ 182,615,917
                  --------------  -----------  ----------------  -----------  ----------------  ------------  -------------



                                 MICROCOM
                    COMPANY       STABLE        TANDEM     PARTICIPANT
                  STOCK FUND*   VALUE FUND   INCOME FUND      LOANS          TOTAL
Investments, at
  fair value . .  $891,254,267  $ 1,646,715  $ 65,623,149                $1,777,377,335
Loans to
  participants                                             $ 53,743,624      53,743,624
Receivables:
  Employer
    contribution                                                                 33,828
  Participant
    contribution                                                                 51,189
                  ------------  -----------  ------------  ------------  --------------

Net assets
  available for
  plan benefits.  $891,254,267  $ 1,646,715  $ 65,623,149  $ 53,743,624  $1,831,205,976
                  ------------  -----------  ------------  ------------  --------------

*  Fund  balance  represents more than 5% of total net assets available for plan benefits.

                                                                    DECEMBER 31, 1997
                                                                    -----------------

                     WARBURG
                      PINCUS                       VANGUARD       VANGUARD
                  INSTITUTIONAL    VANGUARD      MONEY MARKET    SHORT-TERM       VANGUARD       VANGUARD       VANGUARD
                  INTERNATIONAL    EXPLORER         PRIME         CORPORATE      INDEX 500       PRIMECAP        EQUITY
                   EQUITY FUND       FUND      PORTFOLIO FUND*    BOND FUND   PORTFOLIO FUND*      FUND*      INCOME FUND
Investments, at   $   17,166,491  $22,547,035  $     48,859,864  $11,180,891  $    112,834,490  $85,451,349  $   1,302,801
  fair value . .
Loans to
  participants


Net assets
  available for
  plan benefits.  $   17,166,491  $22,547,035  $     48,859,864  $11,180,891  $    112,834,490  $85,451,349  $   1,302,801
                  --------------  -----------  ----------------  -----------  ----------------  -----------  -------------



                                           MICROCOM
                              COMPANY       STABLE      TANDEM     PARTICIPANT
                            STOCK FUND*   VALUE FUND  INCOME FUND     LOANS         TOTAL
Investments, at fair value  $564,228,826                                         $863,571,747
Loans to participants                                              $ 34,431,947    34,431,947
                            ------------  ----------  -----------  ------------  ------------

Net assets available for
  plan benefits. . . . . .  $564,228,826                           $ 34,431,947  $898,003,694
                            ------------  ----------  -----------  ------------  ------------

*  Fund  balance  represents more than 5% of total net assets available for plan benefits.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

8.     CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  BY  INVESTMENT  FUND

                                                                    DECEMBER 31, 1998
                                                                    -----------------

                         WARBURG
                          PINCUS                      VANGUARD       VANGUARD
                      INSTITUTIONAL    VANGUARD     MONEY MARKET    SHORT-TERM       VANGUARD       VANGUARD      VANGUARD
                      INTERNATIONAL    EXPLORER        PRIME         CORPORATE      INDEX 500       PRIMECAP       EQUITY
                       EQUITY FUND       FUND     PORTFOLIO FUND*    BOND FUND   PORTFOLIO FUND*      FUND*     INCOME FUND*
Additions to
  net assets
  attributed to:
   Employee
    contributions. .  $    1,534,775  $2,292,033  $      3,888,543  $ 1,405,749  $      9,700,629  $ 7,669,949  $     853,287
  Employer
    contributions,
    less forfeitures       1,036,124   1,401,493         2,692,169      975,426         6,088,336    4,746,666        758,905
  Rollover
    contributions. .         276,203     496,010         1,039,091      779,627         2,357,908    1,810,577        959,605
  Interest on
    participant
    loans. . . . . .          56,292      76,878           425,104       55,796           417,005      327,767         17,406
  Investment
    income . . . . .         154,258     202,668         2,919,269      818,590         2,376,261    4,278,457        374,469
  Net apprecia-
    tion in fair
    market value
    of investments .         965,380     562,277                         27,811        31,646,577   17,838,961        227,475
  Assets trans-
  ferred in. . . . .      41,316,874                    32,200,292   33,103,997        80,459,890   42,680,647    175,275,122
                      --------------  ----------  ----------------  -----------  ----------------  -----------  -------------
                          45,339,906   5,031,359        43,164,468   37,166,996       133,046,606   79,353,024    178,466,269



                                     MICROCOM
                        COMPANY       STABLE        TANDEM      PARTICIPANT
                      STOCK FUND*   VALUE FUND   INCOME FUND       LOANS         TOTAL
Additions to
  net assets
  attributed to:
   Employee
    contributions. .  $ 28,918,496                                            $ 56,263,461
  Employer
    contributions,
    less forfeitures    17,552,831                             $     (1,106)    35,250,844
  Rollover
    contributions. .     4,178,964                                              11,897,985
  Interest on
    participant
    loans. . . . . .     2,037,320                                               3,413,568
  Investment
    income . . . . .     1,220,370               $     12,842                   12,357,184
  Net apprecia-
    tion in fair
    market value
    of investments .   284,542,159                                             335,810,640
  Assets trans-
  ferred in. . . . .    47,273,523  $ 1,646,715    65,610,307    14,474,843    534,042,210
                      ------------  -----------  ------------  -------------  ------------
                       385,723,663    1,646,715    65,623,149    14,473,737    989,035,892

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  1998  AND  1997
--------------------------------------------------------------------------------

8.     CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS  BY  INVESTMENT  FUND
(CONTINUED)

                                                                    DECEMBER 31, 1998
                                                                    -----------------

                           WARBURG
                           PINCUS                         VANGUARD         VANGUARD
                        INSTITUTIONAL     VANGUARD      MONEY MARKET      SHORT-TERM       VANGUARD         VANGUARD
                        INTERNATIONAL     EXPLORER          PRIME         CORPORATE        INDEX 500        PRIMECAP
                         EQUITY FUND        FUND       PORTFOLIO FUND*    BOND FUND     PORTFOLIO FUND*       FUND*
Deductions from
  net assets
  attributed to:
  Benefits paid
    to participants .  $     (980,122)  $(1,388,504)  $     (8,412,578)  $(1,621,997)  $     (7,312,879)  $ (5,287,840)
  Administrative
    expenses. . . . .         (34,297)                        (644,873)
  Interfund transfers      (3,769,981)   (2,760,999)        23,716,162     4,138,324          3,144,074     (3,604,665)
                       ---------------  ------------  -----------------  ------------  -----------------  -------------
Net increase. . . . .      40,555,506       881,856         57,823,179    39,683,323        128,877,801     70,460,519
Net assets available:
  Beginning of
    period. . . . . .      17,166,491    22,547,035         48,859,864    11,180,891        112,834,490     85,451,349
                       ---------------  ------------  -----------------  ------------  -----------------  -------------

  End of period . . .  $   57,721,997   $23,428,891   $    106,683,043   $50,864,214   $    241,712,291   $155,911,868
                       ---------------  ------------  -----------------  ------------  -----------------  -------------



                          VANGUARD                     MICROCOM
                           EQUITY         COMPANY       STABLE        TANDEM      PARTICIPANT
                        INCOME FUND*    STOCK FUND*   VALUE FUND   INCOME FUND       LOANS           TOTAL
Deductions from
  net assets
  attributed to:
  Benefits paid
    to participants .  $    (398,508)  $(27,742,822)                             $ (2,009,190)  $  (55,154,440)
  Administrative
    expenses                                                                                          (679,170)
  Interfund transfers      3,245,355    (30,955,400)                                6,847,130
                       --------------  -------------  -----------  ------------  -------------  ---------------
Net increase. . . . .    181,313,116    327,025,441   $ 1,646,715  $ 65,623,149    19,311,677      933,202,282
Net assets available:
  Beginning of
    period. . . . . .      1,302,801    564,228,826                                34,431,947      898,003,694
                       --------------  -------------  -----------  ------------  -------------  ---------------

  End of period . . .  $ 182,615,917   $891,254,267   $ 1,646,715  $ 65,623,149  $ 53,743,624   $1,831,205,976
                       --------------  -------------  -----------  ------------  -------------  ---------------

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
LINE  27A  -  SCHEDULE  OF  PLAN  ASSETS  HELD  FOR  INVESTMENT  PURPOSES
DECEMBER  31,  1998
--------------------------------------------------------------------------------

                                          (C)
     (B)                            DESCRIPTION OF         (D)              (E)
(A)  IDENTITY OF ISSUE                INVESTMENT          COST         CURRENT VALUE
  *  Warburg Pincus Institutional   Mutual fund
       International Equity Fund                     $    57,772,167  $    57,714,251

  *  Vanguard Explorer Fund         Mutual fund           22,050,742       23,428,891

  *  Vanguard Money Market
       Prime Portfolio Fund         Mutual fund          106,675,174      106,675,174

  *  Vanguard Short-Term
       Corporate Bond Fund          Mutual fund           50,825,712       50,863,930

  *  Vanguard Index 500 Portfolio
       Fund                         Mutual fund          185,971,205      241,679,193

  *  Vanguard Primecap Fund         Mutual fund          123,785,690      155,911,663

  *  Vanguard Equity Income Fund    Mutual fund          182,327,325      182,580,102

  *  Compaq Stock Fund              Common
                                    stock, $.01
                                    par value            308,555,199      891,254,267

  *  Tandem Income Fund             Collective
                                    investment
                                    fund                  65,623,149       65,623,149

  *  Microcom Stable Value Fund     Collective
                                    investment
                                    fund                   1,646,715        1,646,715

  *  Participant loans              **                    53,743,624       53,743,624
                                                     ---------------  ---------------

                                                     $ 1,158,976,702  $ 1,831,120,959
                                                     ---------------  ---------------

*     Represents  an  investment  associated  with  a  party-in-interest.
** Participant loans consists of general purpose and home purchase loans made to participants from their account balances, which have repayment periods not to exceed five and thirty years, respectively. Participants pay interest on their outstanding loan balance at a rate of prime plus one percent. The prime rate for the years ended December 31, 1998 and 1997 was 7.75% and 8.50%, respectively.

COMPAQ  COMPUTER  CORPORATION  INVESTMENT  PLAN
LINE  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
YEAR  ENDED  DECEMBER  31,  1998
--------------------------------------------------------------------------------

(A)                                                            (B)                    (C)               (D)             (E)
IDENTITY OF PARTY INVOLVED                            DESCRIPTION OF ASSET       PURCHASE PRICE    SELLING PRICE   LEASE RENTAL
Compaq Stock Fund                                  Common stock                 $    226,513,158
Compaq Stock Fund                                  Common stock                                   $   212,105,202
Vanguard Index 500 Portfolio Fund                  Mutual fund                       133,149,354
Vanguard Index 500 Portfolio Fund                  Mutual fund                                         35,683,167
Vanguard Money Market Reserves - Prime Portfolio   Mutual fund                       159,141,938
Vanguard Money Market Reserves - Prime Portfolio   Mutual fund                                        102,729,242
Vanguard Primecap Fund                             Mutual fund                        80,173,655
Vanguard Primecap Fund                             Mutual fund                                         27,460,350
Vanguard Equity Income Fund                        Mutual fund                       188,049,654
Vanguard Equity Income Fund                        Mutual fund                                          6,999,828
Vanguard Short-Term Corporate Fund                 Mutual fund                        49,305,993
Vanguard Short-Term Corporate Fund                 Mutual fund                                          9,645,755
Tandem Income Fund                                 Collective investment fund         65,623,149
Warburg Pincus Int'l Equity Fund                   Mutual fund                        48,037,519
Warburg Pincus Int'l Equity Fund                   Mutual fund                                          8,441,588



                                                                                    (H)
                                                                                  CURRENT
                                                      (E)                        VALUE ON         (I)
(A)                                                 EXPENSE         (F)         TRANSACTION       NET
IDENTITY OF PARTY INVOLVED                         INCURRED    COST OF ASSET       DATE       GAIN (LOSS)
Compaq Stock Fund                                                              $ 226,513,158
Compaq Stock Fund                                             $   154,308,262    212,105,202  $57,796,940
Vanguard Index 500 Portfolio Fund                                                133,149,354
Vanguard Index 500 Portfolio Fund                                  30,186,163     35,683,167    5,497,004
Vanguard Money Market Reserves - Prime Portfolio                                 159,141,938
Vanguard Money Market Reserves - Prime Portfolio                  102,729,242    102,729,242
Vanguard Primecap Fund                                                            60,173,655
Vanguard Primecap Fund                                             23,687,872     27,460,350    3,772,478
Vanguard Equity Income Fund                                                      188,049,654
Vanguard Equity Income Fund                                         7,052,870      6,999,828      (53,042)
Vanguard Short-Term Corporate Fund                                                49,305,993
Vanguard Short-Term Corporate Fund                                  9,615,143      9,645,755       30,612
Tandem Income Fund                                                                65,623,149
Warburg Pincus Int'l Equity Fund                                                  48,037,519
Warburg Pincus Int'l Equity Fund                                    8,403,010      8,441,588       38,578

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  COMPAQ COMPUTER CORPORATION
                                  INVESTMENT  PLAN



Date:  June 29, 1999              By:  /s/ Linda S. Auwers
                                       -------------------
                                       Linda S. Auwers
                                       Vice President, Associate General
                                       Counsel and Secretary
                                       Compaq Computer Corporation